Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2022 and 2021

(unaudited)

Interim Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31

	Notes	2022	2021	2022	2021

		$	$	$	$

Revenue	8	3,268,946	3,078,540	6,361,342	6,097,981
Operating expenses

Costs of services, selling and administrative		2,745,776	2,593,743	5,316,383	5,120,217

Acquisition-related and integration costs	6b	2,248	848	4,865	5,587

Net finance costs		22,539	26,231	48,117	53,409

Foreign exchange gain		(438)	(1,529)	(111)	(4,288)

		2,770,125	2,619,293	5,369,254	5,174,925
Earnings before income taxes		498,821	459,247	992,088	923,056

Income tax expense		126,833	118,034	252,652	238,392

Net earnings		371,988	341,213	739,436	684,664

Earnings per share

Basic earnings per share	5c	1.55	1.36	3.06	2.70

Diluted earnings per share	5c	1.53	1.34	3.01	2.66

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	1

Interim Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31

	2022	2021	2022	2021

	$	$	$	$

Net earnings	371,988	341,213	739,436	684,664

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized losses on translating financial statements of foreign operations	(271,265)	(308,493)	(365,305)	(386,807)

Net gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign	63,498	82,805	73,347	160,618

Deferred costs of hedging on cross-currency swaps	(6,137)	(1,435)	(6,965)	(4,979)

Net unrealized gains (losses) on cash flow hedges	3,734	8,138	10,967	(1,693)

Net unrealized losses on financial assets at fair value through other comprehensive income	(2,941)	(830)	(3,989)	(1,022)

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains (losses) on defined benefit plans	46,803	(7,631)	34,218	7,127

Other comprehensive loss	(166,308)	(227,446)	(257,727)	(226,756)

Comprehensive income	205,680	113,767	481,709	457,908

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2022	As at September 30, 2021
		$	$

Assets

Current assets

Cash and cash equivalents	7c and 9	1,056,252	1,699,206

Accounts receivable		1,278,425	1,231,452

Work in progress		1,116,793	1,045,058

Current financial assets	9	22,642	18,961

Prepaid expenses and other current assets		179,653	172,371

Income taxes		4,749	4,936
Total current assets before funds held for clients		3,658,514	4,171,984

Funds held for clients		674,287	593,154
Total current assets		4,332,801	4,765,138

Property, plant and equipment		347,701	352,092

Right-of-use assets		508,439	586,207

Contract costs		243,099	230,562

Intangible assets		532,348	506,793

Other long-term assets		202,072	191,512

Long-term financial assets		178,545	152,658

Deferred tax assets		77,715	96,358

Goodwill		8,053,008	8,139,701

		14,475,728	15,021,021

Liabilities

Current liabilities

Accounts payable and accrued liabilities		916,953	891,374

Accrued compensation and employee-related liabilities		1,002,037	1,084,014

Current portion of long-term debt		72,723	392,727

Deferred revenue		565,466	445,740

Income taxes		200,817	160,651

Current portion of lease liabilities		159,540	167,819

Provisions		40,981	63,549

Current derivative financial instruments	9	8,294	6,497
Total current liabilities before clients’ funds obligations		2,966,811	3,212,371

Clients’ funds obligations		677,163	591,101

Total current liabilities		3,643,974	3,803,472

Long-term debt		2,969,174	3,008,929

Long-term income taxes		—	5,719

Long-term lease liabilities		532,065	609,121

Long-term provisions		18,646	26,576

Other long-term liabilities		180,785	202,662

Long-term derivative financial instruments	9	22,213	41,784

Deferred tax liabilities		141,573	132,038

Retirement benefits obligations		177,335	204,488

		7,685,765	8,034,789

Equity

Retained earnings		4,924,299	4,732,229

Accumulated other comprehensive income	4	73,853	331,580

Capital stock	5a	1,500,115	1,632,705

Contributed surplus		291,696	289,718

		6,789,963	6,986,232

		14,475,728	15,021,021

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	3

Interim Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$
Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

Net earnings		739,436	—	—	—	739,436

Other comprehensive loss		—	(257,727)	—	—	(257,727)

Comprehensive income (loss)		739,436	(257,727)	—	—	481,709

Share-based payment costs		—	—	—	25,016	25,016

Income tax impact associated with stock options		—	—	—	(3,165)	(3,165)

Exercise of stock options	5a	—	—	25,283	(4,296)	20,987

Exercise of performance share units	5a	—	—	15,577	(15,577)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(547,366)	—	(103,147)	—	(650,513)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	—	(70,303)

Balance as at March 31, 2022		4,924,299	73,853	1,500,115	291,696	6,789,963

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$
Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		684,664	—	—	—	684,664

Other comprehensive loss		—	(226,756)	—	—	(226,756)

Comprehensive income (loss)		684,664	(226,756)	—	—	457,908

Share-based payment costs		—	—	—	23,567	23,567

Income tax impact associated with stock options		—	—	—	8,784	8,784

Exercise of stock options	5a	—	—	35,140	(6,083)	29,057

Exercise of performance share units	5a	—	—	6,745	(6,745)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(1,028,484)	—	(154,639)	—	(1,183,123)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	—	(31,404)

Balance as at March 31, 2021		4,359,822	318,954	1,617,715	272,458	6,568,949

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	4

Interim Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2022	2021	2022	2021

		$	$	$	$

Operating activities

Net earnings		371,988	341,213	739,436	684,664

Adjustments for:

Amortization, depreciation and impairment		118,770	124,747	237,025	257,164

Deferred income taxes recovery		(2,193)	(38,102)	(9,464)	(41,650)

Foreign exchange (gain) loss		(1,269)	5,110	(2,709)	(4,143)

Share-based payment costs		9,975	11,863	25,016	23,567

Gain on leases termination		(2,262)	—	(2,262)	—

Net change in non-cash working capital items	7a	(22,380)	127,786	(30,088)	250,488

Cash provided by operating activities		472,629	572,617	956,954	1,170,090

Investing activities

Net change in short-term investments		(2,106)	—	(2,106)	1,473

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(36,346)	(1,332)	(158,018)	(28,600)

Purchase of property, plant and equipment		(32,993)	(33,471)	(75,586)	(50,280)

Additions to contract costs		(24,257)	(20,544)	(40,479)	(34,851)

Additions to intangible assets		(31,657)	(30,293)	(57,150)	(55,197)

Purchase of long-term investments		(2,488)	(551)	(3,179)	(2,466)

Proceeds from sale of long-term investments		4,767	577	5,580	3,186

Cash used in investing activities		(125,080)	(85,614)	(330,938)	(166,735)

Financing activities

Increase of long-term debt		—	23,439	—	29,864

Repayment of long-term debt		(4,057)	(2,479)	(330,845)	(42,362)

Payment of lease liabilities		(36,605)	(50,757)	(73,175)	(91,776)

Repayment of debt assumed in business acquisitions		—	—	(84,558)	—

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	(31,404)

Purchase and cancellation of Class A subordinate voting shares	5a	(400,000)	(747,068)	(666,915)	(1,183,123)

Issuance of Class A subordinate voting shares		9,832	14,329	20,991	28,840

Cash used in financing activities		(430,830)	(762,536)	(1,204,805)	(1,289,961)

Effect of foreign exchange rate changes on cash and cash equivalents		(45,108)	(59,772)	(64,165)	(81,585)

Net decrease in cash and cash equivalents		(128,389)	(335,305)	(642,954)	(368,191)

Cash and cash equivalents, beginning of period		1,184,641	1,675,099	1,699,206	1,707,985

Cash and cash equivalents, end of period		1,056,252	1,339,794	1,056,252	1,339,794

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business consulting, strategic IT consulting and systems integration, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021 which were consistently applied to all periods presented, except for the new accounting standard adopted on October 1, 2021, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2021.

The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2022 and 2021 were authorized for issue by the Board of Directors on April 26, 2022.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended March 31, 2022, the Company assessed the impact of the uncertainties around the COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts.

The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

ADOPTION OF	ACCOUNTING STANDARD

The following standard has been adopted by the Company on October 1, 2021:

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at March 31, 2022, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The implementation of this amendment resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of March 31, 2022:

In May 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment clarifies that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract. The standard will be effective on October 1, 2022 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Accounting standards currently issued by the IASB, but effective on October 1, 2023 for the Company, with earlier application permitted, are described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021.

4.	Accumulated other comprehensive income

	As at March 31, 2022	As at September 30, 2021

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,406 ($43,208 as at September 30, 2021)	245,925	611,230

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $30,408 ($41,611 as at September 30, 2021)	(193,802)	(267,149)

Deferred (costs) gains of hedging on cross-currency swaps, net of accumulated income tax recovery of $280 (net of accumulated income tax expense of $2,369 as at September 30, 2021)	(396)	6,569

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $5,306 ($1,252 as at September 30, 2021)	15,996	5,029

Net unrealized (losses) gains on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $694 (net of accumulated income tax expense of $592 as at September 30, 2021)	(1,798)	2,191

Items that will not be reclassified subsequently to net earnings:

Net remeasurement gains (losses) on defined benefit plans, net of accumulated income tax expense of $1,089 (net of accumulated income tax recovery of $11,084 as at September 30, 2021)	7,928	(26,290)

	73,853	331,580

For the six months ended March 31, 2022, $911,000 of the net unrealized gains on cash flow hedges, net of income tax recovery of $20,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($1,011,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $573,000, were reclassified for the six months ended March 31, 2021).

For the six months ended March 31, 2022, $5,325,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,921,000, were also reclassified in the consolidated statements of earnings ($5,104,000 and $1,840,000, respectively, were reclassified for the six months ended March 31, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)   Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2021	219,171,329	1,595,811	26,445,706	36,894	245,617,035	1,632,705

Performance share units (PSU) exercised[1]	—	15,577	—	—	—	15,577

Issued upon exercise of stock options[2]	464,787	25,283	—	—	464,787	25,283

Purchased and cancelled[3]	(6,428,925)	(103,147)	—	—	(6,428,925)	(103,147)

Purchased and held in trusts[4]	—	(70,303)	—	—	—	(70,303)

As at March 31, 2022	213,207,191	1,463,221	26,445,706	36,894	239,652,897	1,500,115

[1]

During the six months ended March 31, 2022, 230,154 PSUs were exercised (112,985 during the six months ended March 31, 2021) with a recorded value of $15,577,000 ($6,745,000 during the six months ended March 31, 2021) that was removed from contributed surplus. As at March 31, 2022, 1,845,426 Class A subordinate voting shares were held in trusts under the PSU plans (1,439,644 as at March 31, 2021).

[2]

The carrying value of Class A subordinate voting shares includes $4,296,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the six months ended March 31, 2022 ($6,083,000 during the six months ended March 31, 2021).

[3]

On February 1, 2022, the Company’s Board of Directors authorized, and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the three months ended March 31, 2022, the Company purchased for cancellation 3,968,159 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000 (4,204,865 and $400,000,000, respectively during the three months ended March 31, 2021). The excess of the purchase price over the carrying value in the amount of $315,112,000 was charged to retained earnings ($310,048,000 during the three months ended March 31, 2021). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the six months ended March 31, 2022, the Company purchased for cancellation 2,310,766 Class A subordinate voting shares (8,155,800 during the six months ended March 31, 2021) under its previous NCIB for a cash consideration of $250,513,000 ($783,123,000 for the six months ended March 31, 2021) and the excess of the purchase price over the carrying value in the amount of $232,254,000 ($718,436,000 for the six months ended March 31, 2021) was charged to retained earnings.

As of September 30, 2021, 150,000 Class A subordinate voting shares purchased for cancellation, for a cash consideration of $16,402,000 and with a carrying value of $1,181,000, were held by the Company, and they were paid and cancelled during the six months ended March 31, 2022.

[4]

During the six months ended March 31, 2022, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 643,629 Class A subordinate voting shares of the Company on the open market (309,606 during the six months ended March 31, 2021) for a cash consideration of $70,303,000 ($31,404,000 during the six months ended March 31, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)   Share-based payments

i)    Performance share units (PSUs)

During the six months ended March 31, 2022, 798,562 PSUs were granted, 230,154 were exercised (Note 5a) and 142,449 were forfeited. The PSUs granted in the period had a grant date fair value of $109.13 per unit.

ii)    Stock options

During the six months ended March 31, 2022, 464,787 stock options were exercised (Note 5a) and 166,726 were forfeited.

c)    Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

			2022		Three months ended March 31 2021

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$
Basic	371,988	240,299,030	1.55	341,213	250,199,106	1.36

Net effect of dilutive stock options and PSUs[2]		3,535,022			3,766,591

Diluted	371,988	243,834,052	1.53	341,213	253,965,697	1.34

			2022		Three months ended March 31 2021

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	739,436	241,641,373	3.06	684,664	253,592,671	2.70

Net effect of dilutive stock options and PSUs[2]		3,713,545			3,682,033

Diluted	739,436	245,354,918	3.01	684,664	257,274,704	2.66

[1]

During the three months ended March 31, 2022, 3,968,159 Class A subordinate voting shares purchased for cancellation and 1,845,426 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (7,705,965 and 1,439,644, respectively during the three months ended March 31, 2021). During the six months ended March 31, 2022, 6,428,925 Class A subordinate voting shares purchased for cancellation and 1,845,426 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (12,360,665 and 1,439,644, respectively during the six months ended March 31, 2021).

[2]

The calculation of the diluted earnings per share excluded 322,815 and 318,712 stock options, respectively, for the three and six months ended March 31, 2022 (1,315,340 during the three and six months ended March 31, 2021), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries

a)   Business acquisitions realized in the current fiscal year

The Company made the following acquisitions during the six months ended March 31, 2022:

–

On October 1, 2021, the Company acquired all of the outstanding shares of Array Holding Company, Inc. (Array), for a purchase price of $63,279,000. Based in the United States, Array is a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations and is headquartered in Greenbelt, Maryland.

–

On October 28, 2021, the Company acquired all of the outstanding shares of Cognicase Management Consulting (CMC), for a purchase price of $93,080,000. Based in Spain, CMC is a leading provider of technology and management consulting services and solutions, headquartered in Madrid.

–

On February 28, 2022, the Company acquired all of the outstanding shares of Unico Computer Systems Pty Ltd (Unico), for a purchase price of $39,814,000. Based in Australia, Unico is a technology consultancy and systems integrator, headquartered in Melbourne.

The following table presents the preliminary fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	CMC	Others	Total

	$	$	$

Current assets	50,712	13,018	63,730

Property, plant and equipment	1,555	2,919	4,474

Rights-of-use assets	3,353	6,219	9,572

Contract costs	1,812	—	1,812

Intangible assets	21,997	26,455	48,452

Goodwill[1]	93,264	108,131	201,395

Current liabilities	(41,961)	(18,018)	(59,979)

Long-term debt	(37,937)	(46,730)	(84,667)

Lease liabilities	(3,920)	(6,391)	(10,311)

Deferred tax liabilities	(2,894)	(995)	(3,889)

	85,981	84,608	170,589

Cash acquired	7,099	18,485	25,584

Net assets acquired	93,080	103,093	196,173

Consideration paid	78,358	100,561	178,919

Consideration payable	14,722	2,532	17,254

[1]

The preliminary goodwill arising from the acquisitions mainly represents the future economic value associated to acquire work force and synergies with the Company’s operations. The goodwill is not deductible for tax purposes.

The fair value of assets acquired and liabilities assumed is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

For the six months ended March 31, 2022, the above acquisitions would have contributed approximately $115,000,000 of revenues and $6,000,000 of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2021. These pro-forma figures are estimated based on the historical financial performance of the acquired businesses prior to the business combinations and do not include any financial synergies. These figures are indicative of the actual contribution when considering the specific dates of acquisition.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries (continued)

a)   Business acquisitions realized in the current fiscal year (continued)

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

On March 11, 2022, the Company announced that it had entered into an agreement for the acquisition of all of the shares of Umanis SA (Umanis), a digital company specializing in data, digital and business solutions, headquartered in Paris, France. The proposed transaction values the entire share capital of Umanis at approximately $431,368,000, on a fully diluted basis (excluding treasury shares), and is subject to certain conditions and the completion of consultation procedures.

b)   Acquisition-related and integration costs

During the three and six months ended March 31, 2022, the Company expensed $2,248,000 and $4,865,000, respectively, for acquisition-related and integration costs. These amounts include acquisition-related costs of $130,000 and $270,000, respectively, and integration costs of $2,118,000 and $4,595,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs include terminations of employment of $1,117,000 and $2,115,000, respectively, accounted for in restructuring provisions, and other integration costs of $1,001,000 and $2,480,000, respectively.

During the three and six months ended March 31, 2021, the Company expensed $848,000 and $5,587,000, respectively, for acquisition-related and integration costs. These amounts included acquisition-related costs of nil and integration costs of $848,000 and $5,587,000, respectively. The integration costs included terminations of employment of nil and $750,000, respectively, accounted for in restructuring provisions, and other integration costs of $848,000 and $4,837,000, respectively.

7.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2022	2021	2022	2021

	$	$	$	$

Accounts receivable	78,154	156,466	(44,586)	58,741

Work in progress	(181,337)	(70,909)	(91,503)	(2,675)

Prepaid expenses and other assets	(9,647)	(12,312)	662	(32,080)

Long-term financial assets	9,342	649	5,519	(10,413)

Accounts payable and accrued liabilities	(5,265)	(96,998)	55,417	(62,594)

Accrued compensation and employee-related liabilities	7,354	146,846	(70,875)	140,834

Deferred revenue	105,111	76,063	136,721	164,996

Income taxes	(8,868)	(3,534)	48,102	57,039

Provisions	(10,753)	(46,128)	(30,064)	(59,806)

Long-term liabilities	(9,674)	(2,852)	(41,532)	(2,669)

Derivative financial instruments	(695)	80	(987)	(46)

Retirement benefits obligations	3,898	(19,585)	3,038	(839)

	(22,380)	127,786	(30,088)	250,488

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Supplementary cash flow information (continued)

b)	Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2022	2021	2022	2021

	$	$	$	$

Net interest paid	33,307	29,120	48,940	52,161

Income taxes paid	142,303	139,941	185,996	198,005

c)	Cash and cash equivalents consisted of unrestricted cash as at March 31, 2022 and September 30, 2021.

8.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

								For the three months ended March 31, 2022

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	558,567	506,680	495,305	438,566	343,661	341,733	242,651	190,312	193,482	(42,011)	3,268,946

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	85,881	72,071	108,314	70,984	57,429	35,817	12,574	23,010	57,528	—	523,608

Acquisition-related and integration costs (Note 6b)											(2,248)

Net finance costs											(22,539)
Earnings before income taxes											498,821

[1]

Total amortization and depreciation of $118,565,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $14,984,000, $16,613,000, $14,682,000, $13,445,000, $10,121,000, $17,966,000, $16,041,000, $8,475,000 and $6,238,000, respectively for the three months ended March 31, 2022. Amortization includes an impairment in Central and Eastern Europe for $2,131,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

								For the three months ended March 31, 2021

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	513,588	430,825	443,756	399,639	345,073	336,940	273,807	198,213	166,543	(29,844)	3,078,540

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	74,305	61,436	98,007	55,919	62,016	36,155	17,454	28,169	52,865	—	486,326

Acquisition-related and integration costs (Note 6b)											(848)

Net finance costs											(26,231)

Earnings before income taxes											459,247

[1]

Total amortization and depreciation of $124,344,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $15,937,000, $17,108,000, $15,890,000, $12,219,000, $14,342,000, $17,139,000, $15,646,000, $9,404,000 and $6,659,000, respectively, for the three months ended March 31, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

								For the six months ended March 31, 2022

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,072,106	990,114	960,820	855,141	642,123	673,428	487,608	382,588	377,447	(80,033)	6,361,342

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	164,771	143,754	227,584	129,843	104,595	83,558	26,392	47,986	116,587	—	1,045,070

Acquisition-related and integration costs (Note 6b)											(4,865)

Net finance costs											(48,117)

Earnings before income taxes											992,088

[1]

Total amortization and depreciation of $236,612,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $29,584,000, $33,887,000, $30,222,000, $27,297,000, $19,782,000, $34,413,000, $31,629,000, $16,880,000 and $12,918,000, respectively, for the six months ended March 31, 2022. Amortization includes an impairment in Central and Eastern Europe for $2,131,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

								For the six months ended March 31, 2021

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	993,908	867,249	873,520	810,625	672,868	655,326	548,346	406,214	328,424	(58,499)	6,097,981

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	140,543	128,563	197,051	110,820	120,829	78,114	41,612	59,200	105,320	—	982,052

Acquisition-related and integration costs (Note 6b)											(5,587)

Net finance costs											(53,409)

Earnings before income taxes											923,056

[1]

Total amortization and depreciation of $255,376,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $34,473,000, $35,654,000, $31,418,000, $25,074,000, $27,801,000, $34,777,000, $31,835,000, $21,521,000 and $12,823,000, respectively, for the six months ended March 31, 2021. Amortization includes impairments in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2022	2021	2022	2021

	$	$	$	$

Western and Southern Europe

France	463,427	452,482	895,250	873,652

Spain	34,168	8,716	61,063	17,009

Portugal	27,455	26,774	53,539	52,918

Others	26,980	25,121	49,987	49,200

	552,030	513,093	1,059,839	992,779

U.S.[1]	981,693	855,646	1,916,989	1,724,177

Canada	535,195	477,001	1,037,887	941,611

U.K. and Australia

U.K.	370,673	380,501	697,979	743,050

Australia	17,572	16,552	33,726	33,018

	388,245	397,053	731,705	776,068

Central and Eastern Europe

Germany	208,856	204,561	407,227	395,003

Netherlands	128,617	122,080	255,449	239,850

Others	17,437	20,037	35,440	39,058

	354,910	346,678	698,116	673,911

Scandinavia

Sweden	185,367	207,781	376,728	416,636

Others	71,262	77,561	138,401	154,797

	256,629	285,342	515,129	571,433

Finland, Poland and Baltics

Finland	189,964	193,075	381,699	396,358

Others	9,019	9,392	17,724	19,012

	198,983	202,467	399,423	415,370

Asia Pacific

Others	1,261	1,260	2,254	2,632

	1,261	1,260	2,254	2,632

	3,268,946	3,078,540	6,361,342	6,097,981

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $540,151,000 and $441,542,000, respectively, for the three months ended March 31, 2022 ($452,816,000 and $402,830,000, respectively, for the three months ended March 31, 2021). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,055,865,000 and $861,124,000, respectively, for the six months ended March 31, 2022 ($905,925,000 and $818,252,000, respectively, for the six months ended March 31, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2022	2021	2022	2021

	$	$	$	$

Managed IT and business process services	1,768,403	1,695,423	3,480,361	3,369,814

Business consulting, strategic IT consulting and systems integration	1,500,543	1,383,117	2,880,981	2,728,167

	3,268,946	3,078,540	6,361,342	6,097,981

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $428,002,000 and 13.1% of revenues for the three months ended March 31, 2022 ($386,499,000 and 12.6% for the three months ended March 31, 2021) and $830,543,000 and 13.1% of revenues for the six months ended March 31, 2022 ($779,475,000 and 12.8% for the six months ended March 31, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the Senior U.S. unsecured notes, the 5 and 10 year Senior U.S. unsecured notes (2021 U.S. Senior Notes), the 7 year Senior unsecured notes (2021 CAD Senior Notes), the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the six months ended March 31, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2022		As at September 30, 2021

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

Senior U.S. unsecured notes	Level 2	561,829	572,605	888,307	936,084

2021 U.S. Senior Notes	Level 2	1,235,283	1,122,229	1,253,226	1,255,055

2021 CAD Senior Notes	Level 2	595,599	534,279	595,331	585,506

Other long-term debt	Level 2	25,129	24,585	31,169	30,345

		2,417,840	2,253,698	2,768,033	2,806,990

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the six months ended March 31, 2022, the Company entered into Canadian dollar to euro fixed for fixed cross-currency swap agreements for a notional amount of $600,000,000, related to the 2021 CAD Senior Notes, which has a maturity date of September 2028. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in European operations.

In December 2021, the Company repaid the last tranche of the Senior U.S. unsecured notes issued in 2011 of U.S. $250,000,000, for a total amount of $319,663,000 and settled the related interest rate swaps.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2022	As at September 30, 2021

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,056,252	1,699,206

Deferred compensation plan assets	Level 1	78,500	81,633

		1,134,752	1,780,839
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		7,408	4,146

Foreign currency forward contracts		12,101	12,745

Interest rate swaps		—	1,043

Long-term derivative financial instruments	Level 2

Cross-currency swaps		61,233	24,347

Foreign currency forward contracts		8,124	9,231

		88,866	51,512
FVOCI

Short-term investments included in current financial assets	Level 2	3,133	1,027

Long-term bonds included in funds held for clients	Level 2	131,817	136,629

Long-term investments	Level 2	16,646	19,354

		151,596	157,010
Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		6,786	5,762

Foreign currency forward contracts		1,508	735

Long-term derivative financial instruments	Level 2

Cross-currency swaps		20,058	39,918

Foreign currency forward contracts		2,155	1,866

		30,507	48,281

There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021	18